UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                 October 1,
2021

  By E-Mail

  Kai H. E. Liekefett, Esq.
  Sidley Austin LLP
  787 Seventh Avenue
  New York, NY 10019

          Re:     CytoDyn Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed September 24, 2021
                  File No. 000-49908

  Dear Mr. Liekefett:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

  Preliminary Proxy Statement

  Background to the Solicitation, page 9

  1. Please revise this section to describe the results of the litigation involving Mr. Pestell and
          Mr. Caracciolo.

  2. Refer to the events of May 22, 2020. This disclosure and disclosure you have made elsewhere suggest that the dissidents are interested in acquiring the company or having the company acquire IncellDx. Please balance this disclosure with a reference to the
          dissidents    own disclosure in their proxy statement that    there
is no intention on the part
          of the Nominees to pursue any such or similar acquisition transaction with IncellDx if elected to the Board.

  Payments upon Termination of Employment, Death or Disability, or Change of Control, page 37

  3.      Please revise this section to clarify whether the election of the
dissidents    nominees
          would constitute a change of control under the Employment Agreements and, if so, quantify the potential payments due to each of Dr. Pourhassan, Dr. Kelly and Dr. Ray.

  4. On a related note, disclose whether any other company obligations would arise or be
          triggered by the election of the dissidents    nominees and the costs
associated with the
          satisfaction of those obligations.
 Kai H. E. Liekefett, Esq.
Sidley Austin LLP
October 1, 2021
Page 2


Annex B

5. We note your reference to Mr. Lonsford and your discussion of his status as a participant in your solicitation. It has also come to our attention that Mr. Lonsford appears to be acting as a moderator in an online forum relating to the company and that, in this capacity, he has made soliciting statements. Please provide us with a description
of Mr. Lonsford   s
       soliciting activities, to the extent you are aware of them, and your analysis supporting your conclusion that Mr. Lonsford is not a participant in your solicitation.

Form of Proxy

6.     Please mark your form of proxy as preliminary.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions